FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on November 25, 2011, by Panasonic Corporation (the registrant), announcing to build new solar manufacturing base in Malaysia to produce wafers, cells and modules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact General Manager of Investor Relations Panasonic Corporation

Dated: November 28, 2011

November 25, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Global Public Relations Office	Makoto Mihara (Japan)
(Tel: +81-3-6403-3040)	Investor Relations
(Tel: +81-6-6908-1121)
Panasonic News Bureau (Japan)
(Tel: +81-3-3542-6205)

Panasonic to Build New Solar Manufacturing Base in Malaysia to Produce Wafers, Cells and Modules

Osaka, Japan, November 25, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced its plan to establish a company in Malaysia that will serve as Panasonic’s new solar manufacturing base. Panasonic Energy Malaysia Sdn. Bhd., to be set up in December 2011, will operate a vertically-integrated solar manufacturing facility producing from wafers to cells and modules. Panasonic will invest 45 billion yen in the facility, which will start operation in December 2012 with an annual production capacity of 300 MW.

With environmental awareness increasing globally and introduction of subsidy systems and Feed-in Tariff schemes in Japan as well as other countries, etc., the solar cell market is predicted to grow further. Robust demand is expected particularly in the residential sector, the main target of the Panasonic HIT® (Heterojunction with Intrinsic Thin-layer) solar modules. The new factory, to be built in the Kulim Hi-Tech Park in Kedah, will not only help Panasonic meet this growing demand, but also strengthen the HIT module’s cost-competitiveness with the vertically-integrated production.

Panasonic will sell its solar modules as an individual product as well as part of a system combined with storage batteries. Further, as part of its comprehensive solutions business, which is built on capacities brought together across the Panasonic group companies, Panasonic will accelerate its solar business development globally.

Outline of the New Company

Company Name:	Panasonic Energy Malaysia Sdn. Bhd.
Location: Establishment:	Kulim Hi-Tech Park, Kedah, Malaysia December 2011 (production scheduled to start in December 2012)
Capital:	22.5 billion yen
Capital Subscription:	Panasonic Asia Pacific Pte. Ltd. 100%
Outline of Business:	Production of HIT® solar modules (integrated production of wafers, cells and modules)
Building Area: Number of Employees:	Approx. 70,000 m2 Approx. 1,500
Annual Production Capacity:	300MW

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105 billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

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